K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111-2950

T 617.261.3100 www.klgates.com

December 18, 2009

VIA EDGAR

Kimberly A. Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Post-Effective Amendment No. 2 to Registration Statement on Form N-1A for IVA Fiduciary Trust (File Nos. 333-151800 and 811-22211)

Dear Ms. Browning:

Enclosed for filing on behalf of the IVA Fiduciary Trust (the “Trust”) pursuant to: (1) the Securities Act of 1933, as amended, and Rule 485(b) thereunder; and (2) the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 2 (Amendment No. 4 under the 1940 Act) to the Trust’s registration statement on Form N-1A (the “Amendment”), including the Funds’ Prospectus and Statement of Additional Information, Part C and Exhibits.

This Amendment also includes the Trust’s response to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission  provided to A. Michael Primo on December 1, 2009, regarding the registration statement on Form N-1A filed by the Trust on October 19, 2009 (the “Registration Statement”) to update disclosure and certain other items concerning the IVA Worldwide Fund and IVA International Fund (each, a “Fund,” and, collectively, the “Funds”).

A summary of the Staff’s comments and the Trust’s response is set forth below. Defined terms used and not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Principal Investment Strategies:

Comment 1:          In the Principal Investment Strategies sections on page 2 of the Prospectus, please add disclosure confirming that the IVA International Fund will, at all times, invest no less than 30% of the Fund’s assets in equity and debt securities issued by foreign companies and governments.

Response:             We confirm that the IVA International Fund will, at all times, invest no less than 30% of the Fund’s assets in equity and debt securities issued by foreign companies and governments.  In response to the Staff’s comment the IVA International Fund has revised its disclosure by adding the underlined disclosure included below:

The Adviser under normal market conditions, intends to invest at least 65%, but no less than 30%, of the International Fund’s total assets in equity and debt securities issued by foreign companies and governments.

General Comment:

Comment 2:         We note that certain portions of the Registration Statement are incomplete.  The Staff respectfully reminds all Registrants that incomplete filings make it difficult for the Staff to perform a thorough review and ask that every effort be made to file complete registration statements going forward.

Response:              The Registrant acknowledges the Staff’s comment.

In connection with responding to the Staff’s comments, we acknowledge that:

•      The Trust is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;

•      Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•      The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This transmission contains a conformed signature page.  One copy of the filing has been manually signed and held with the Trust’s records.   Also accompanying this transmission is a conformed copy of our firm’s representation letter pursuant to Rule 485(b), the original of which is also maintained at the office of the Trust. Should you have any further questions, please do not hesitate to contact me at (617) 261-3246 or  A. Michael Primo at (617) 261-3273.

Sincerely,

/s/ Clair Pagnano
Clair Pagnano

cc:	Shanda Scibilia
International Value Advisers, LLC